Exhibit (a)(2)(A)

8050 SW 10th Street • Suite 4000 • Plantation, Florida 33324 954.652.7000 • 800.556.2022 • fax 954.652.7019 www.TradeStation.com

May 10, 2011

Dear Shareholder:

On behalf of the Board of Directors of TradeStation Group, Inc. (the “Company”), I am pleased to inform you that on April 20, 2011 the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Monex Group, Inc., a joint stock corporation incorporated under the laws of Japan (“Monex”), and Felix 2011 Acquisition Sub., Inc., a Florida corporation and a wholly-owned, direct subsidiary of Monex (the “Purchaser”). Monex, including its main subsidiary Monex Inc., an online securities brokerage, provides advanced and unique financial services to individual investors.

Pursuant to the terms and conditions of the Merger Agreement, the Purchaser is commencing as of May 10, 2011 a cash tender offer to purchase all of the outstanding shares of common stock of the Company at a price per share of $9.75, net to the seller in cash, without interest and subject to any required withholding taxes (the “Offer”).

Unless subsequently extended, the Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, June 7, 2011. Although the Offer is not subject to a financing condition, there are several conditions to the tender offer, including, among other things, the receipt of certain regulatory approvals and a minimum tender condition. The conditions to the Offer are described in detail in the Offer to Purchase dated May 10, 2011 and in the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter. If the Offer is consummated, the Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation and as a wholly-owned, direct subsidiary of Monex. In the merger, all shares of the Company’s common stock not purchased in the Offer (other than shares held by shareholders, if any, who properly perfect their appraisal rights under Florida law) will be cancelled and converted into the right to receive the same cash payment as in the Offer, without interest and subject to any required withholding taxes.

On April 20, 2011, the Company’s Board of Directors unanimously determined that the Offer, the merger and the other transactions contemplated in the Merger Agreement are fair to and in the best interests of the Company and the shareholders of the Company, and adopted and approved the Merger Agreement in accordance with the Florida Business Corporation Act and declared advisable the Merger Agreement, the Offer, the merger and the other transactions contemplated by the Merger Agreement.

Accordingly, the Company’s Board of Directors unanimously recommends that the Company’s shareholders accept the Offer and tender their shares of common stock in the Company in the Offer and, to the extent required to consummate the merger, vote their shares of common stock in the Company for the approval of the Merger Agreement (including the plan of merger) and approve the merger and the other transactions contemplated by the Merger Agreement.

In arriving at its recommendation, the Company’s Board of Directors gave careful consideration to a number of factors that are described in the enclosed Solicitation/ Recommendation Statement on Schedule 14D-9. Also accompanying this letter and the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 is an Information Statement with respect to expected changes in members of the Company’s Board of Directors following consummation of the Offer, a copy of a fairness opinion dated April 20, 2011 issued by J.P. Morgan Securities LLC in connection with the transactions contemplated by the Merger Agreement and other materials related to the Offer, including the Purchaser’s Offer to Purchase dated May 10, 2011 and a Letter of Transmittal for use in tendering your shares of common stock in the Company to the Purchaser in the Offer. These documents set forth the terms and conditions of the Purchaser’s offer to purchase shares in the Offer and provide instructions as to how to tender your shares of common stock in the Company. We urge you to read and consider each of the enclosed materials carefully.

On behalf of the Company’s Board of Directors, we thank you for your support.

Sincerely yours,
/s/ Salomon Sredni
Salomon Sredni,
Chairman and Chief Executive Officer